Paris, July 29, 2021
Sales growth accelerated - Full-year guidance raised
Q2 2021 sales grew double digit to €8.7 billion (up 12.4% at CER) mainly driven by Dupixent® and Vaccines
•Specialty Care sales increased 22.0%, due to strong Dupixent® (+56.6%) and new oncology
•Vaccines up 16.2%, driven by meningitis and boosters franchise recovery; accelerating the mRNA pipeline
•General Medicines sales increased 4.2% supported by core assets (up 11.8%) including COVID related demand for Lovenox®
•CHC increased 11.9% due to growth of Digestive Wellness category largely offsetting low demand for cough and cold brands
Q2 2021 business EPS(1) growth of 16.4% at CER driven by sales performance and efficiencies
•Business EPS(1) was €1.38, up 7.8% on a reported basis
•In H1 2021, cost savings of €450 million were realized of which the vast majority was reinvested
•IFRS EPS was €0.97 (down 84.0%), reflecting capital gain from sales of Regeneron shares in Q2 2020
Progress on implementation of the Corporate Social Responsibility strategy
•Increased representation of women in senior leadership positions to 40% (36% in Q2 2019) with an ambition of 50% by 2025
•A €3 million Planet Mobilization fund launched to support employee projects to improve our environmental impact
Key milestone and regulatory achievements on R&D transformation
•Global Phase 3 study of adjuvanted recombinant-protein COVID-19 vaccine candidate (collaboration with GSK) started
•All pivotal studies of nirsevimab read out successfully, global submissions to start in H1 2022, one year earlier than expected
•Formation of Vaccines mRNA center-of-excellence; flu vaccine candidate entered phase 1
•Additional regulatory approvals for Libtayo® and Sarclisa® in Europe
•Three acquisitions completed: Tidal Therapeutics, Kiadis and Kymab
Full-year 2021 business EPS guidance revised upward
•Sanofi now expects 2021 business EPS(1) to grow around 12% at CER(2), barring unforeseen major adverse events. Applying average July 2021 exchange rates, the currency impact on 2021 business EPS is estimated to be between -4% to -5%
Sanofi Chief Executive Officer, Paul Hudson, commented:
“The Sanofi business momentum has accelerated in the second quarter, delivering strong financial results driven by our core growth drivers Dupixent and Vaccines. We continue to deliver on our Play to Win strategy, and our second quarter performance gives us confidence in Sanofi’s growth trajectory for this year. Consequently, we are raising our full-year EPS guidance to around 12%. Significant progress was made across several clinical and regulatory milestones and in June, we formed the Sanofi mRNA vaccines Center of Excellence with the aim to lead the field in this next chapter of vaccine innovation. We are well on our way making Sanofi more representative of communities we serve, executing on our Diversity and Inclusion strategy and creating a work environment where our people can bring their best selves to transform the practice of medicine.”

	Q2 2021	Change	Change at CER	H1 2021	Change	Change at CER
IFRS net sales reported	€8,744m	+6.5%	+12.4%	€17,335m	+0.9%	+7.2%
IFRS net income reported	€1,210m	-84.1%	_	€2,776m	-70.1%	—
IFRS EPS reported	€0.97	-84.0%	_	€2.22	-70.0%	—
Free cash flow(3)	€1,428m	-29.0%	_	€3,353m	-6.0%	—
Business operating income	€2,265m	+5.5%	+13.8%	€4,903m	+4.7%	+13.6%
Business net income(1)	€1,731m	+8.1%	+16.8%	€3,748m	+6.4%	+15.6%
Business EPS(1)	€1.38	+7.8%	+16.4%	€3.00	+6.8%	+16.0%

Changes in net sales are expressed at constant exchange rates (CER) unless otherwise indicated (definition in Appendix 9)
(1) In order to facilitate an understanding of operational performance, Sanofi comments on the business net income statement. Business net income is a non-GAAP financial measure (definition in Appendix 9). The consolidated income statement for Q2 2021 is provided in Appendix 3 and a reconciliation of reported IFRS net income to business net income is set forth in Appendix 4; (2) 2020 restated business EPS was €5.86; (3) Free cash flow is a non-GAAP financial measure (definition in Appendix 9).

2021 second-quarter and first-half Sanofi sales
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Unless otherwise indicated, all percentage changes in sales in this press release are stated at CER1
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In the second quarter of 2021, Sanofi sales were €8,744 million, up 6.5% on a reported basis. Exchange rate movements had a negative effect of 5.9 percentage points, mainly driven by the decrease of the U.S. dollar, Japanese yen, Turkish lira, and Argentine peso. At CER, Sanofi sales increased 12.4%.
First-half Sanofi sales reached €17,335 million, up 0.9% on a reported basis. Exchange rate movements had a negative effect of 6.3 percentage points. At CER, Company sales were up 7.2%.

Global Business Units
Second-quarter 2021 net sales by Global Business Unit (variation at CER; € million; % of total sales)
Second-quarter 2021 net sales by geographic region (variation at CER; € million; % of total sales)
Second-quarter 2021 operating income
Second-quarter business operating income (BOI) increased 5.5% to €2,265 million. At CER, BOI increased 13.8%. The ratio of BOI to net sales decreased 0.2 percentage points to 25.9% (26.5% at CER). First-half BOI increased 4.7% to
1 See Appendix 9 for definitions of financial indicators.

€4,903 million. At CER, BOI increased 13,6%. The ratio of business operating income to net sales increased 1 percentage points to 28.3% (28.9% at CER).
Pharmaceuticals
Second-quarter 2021 Pharmaceutical sales increased 11.9% to €6,633 million, driven by a 22.0% growth of the Specialty Care portfolio sustained by the strong performance of Dupixent® while sales in General Medicines grew 4.2%. This performance also reflected the low base in the second quarter of 2020 where the impact of COVID-19 was compounded by the reversal of the stocking effect seen in the first quarter of 2020. First-half Pharmaceuticals sales increased 7.7% to €13,196 million reflecting the strong performance of Specialty Care.

Specialty Care
Dupixent

Net sales (€ million)	Q2 2021	Change at CER	H1 2021	Change at CER
Total Dupixent®	1,243	+56.6%	2,290	+51.4%
In the second quarter, Dupixent® (collaboration with Regeneron) sales increased 56.6% to €1,243 million. In the U.S., Dupixent® sales of €947 million (up 48.9%) were driven by continued strong demand in atopic dermatitis (AD) in adults, adolescents, and children aged 6 to 11 years, and continued uptake in asthma and chronic rhinosinusitis with nasal polyposis (CRSwNP). Dupixent® total prescriptions (TRx) increased 50% (year-over-year) and new-to-brand prescriptions (NBRx) grew 52% despite fewer in-person physician visits, which remain below the pre-COVID level. In Europe, second-quarter Dupixent® sales grew 79.8% to €152 million reflecting continued growth in AD in key countries and additional launches in asthma in European markets. In Japan, sales were €69 million (up 71.1%). First half Dupixent® sales reached €2,290 million, up 51.4%. At the end of the first half, Dupixent® was launched in 53 countries with greater than 300,000 patients on therapy.
Neurology and Immunology

Net sales (€ million)	Q2 2021	Change at CER	H1 2021	Change at CER
Aubagio®	494	-0.4%	994	-0.7%
Lemtrada®	19	+5.3%	43	-30.9%
Kevzara®	56	-6.5%	113	+1.7%
Total Neurology and Immunology	569	-0.8%	1,150	-2.2%
In the second quarter, Neurology and Immunology sales were down 0.8% to €569 million, reflecting lower Kevzara® and Aubagio® sales. In the first half, Neurology and Immunology sales were down 2.2% primarily due to lower sales of Lemtrada®.
Aubagio® sales decreased slightly (down 0.4%) in the second quarter to €494 million, due to lower sales in the U.S. reflecting increased competition which was almost offset by increased demand in Europe (including clinical trial supply) and higher sales in Rest of the World. In June, the European Commission (EC) approved Aubagio® for the treatment of pediatric patients 10 to 17 years of age with relapsing-remitting multiple sclerosis. This EC approval provides an additional year of marketing protection in the European Union.
Second-quarter Lemtrada® sales increased 5.3% to €19 million resulting from higher sales outside the U.S. and reflecting a low base in second quarter 2020 due to COVID-19.
Second-quarter Kevzara® (collaboration with Regeneron) sales were down 6.5% to €56 million due to lower sales in the U.S. and Rest of the World reflecting the recent strategic decision to reduce promotional efforts.

Rare Disease

Net sales (€ million)	Q2 2021	Change at CER	H1 2021	Change at CER
Myozyme® / Lumizyme®	248	+14.6%	483	+7.4%
Fabrazyme®	204	+9.0%	412	+6.8%
Cerezyme®	165	-1.7%	343	+1.4%
Aldurazyme®	57	+9.1%	123	+8.2%
Cerdelga®	61	+14.0%	123	+13.9%
Others Rare Disease	24	+18.2%	45	+14.3%
Total Rare Disease	759	+8.8%	1,529	+6.5%
In the second quarter, Rare Disease sales increased 8.8% to €759 million, driven by higher demand in all three geographic regions and a low base for comparison in the second quarter of 2020 due to COVID-19. First-half sales of Rare Disease increased 6.5% reflecting growth across all three geographic regions.
Sales of the Gaucher franchise (Cerezyme® + Cerdelga®) increased 2.1% (to €226 million) in the second quarter. Second-quarter Cerezyme® sales decreased 1.7% to €165 million, reflecting lower sales in Rest of the World (down 11.7%) due to shipment phasing in Latin America which more than offset growth in Europe and the U.S. Second-quarter Cerdelga® sales increased 14.0% to €61 million driven by new patient accruals in the three geographic regions.
Second-quarter Myozyme®/Lumizyme® sales increased 14.6% to €248 million supported primarily by new patient accruals in the three geographic regions and improved treatment compliance in all three geographic regions.
Second-quarter Fabrazyme® sales increased 9.0% to €204 million driven by higher sales in Europe (up 17.4%), in Rest of the World (up 9.8%) and in the U.S. (up 4.9%) reflecting new patient accruals and improved treatment compliance in all geographies.
Oncology

Net sales (€ million)	Q2 2021	Change at CER	H1 2021	Change at CER
Jevtana®	114	-9.0%	240	-5.9%
Sarclisa®	40	+975.0%	74	+1460.0%
Fasturtec®	39	+8.1%	74	+8.3%
Libtayo®	33	+120.0%	59	+122.2%
Total Oncology	226	+25.4%	447	+25.6%
Second-quarter and first-half sales of Oncology increased 25.4% (to €226 million) and 25.6%, respectively, driven by the Sarclisa® and Libtayo® launches which more than offset the impact of Jevtana® generic competition in Europe.
Second-quarter Jevtana® sales decreased 9.0% to €114 million following the entry of generic competition in certain European markets (down 26.8%) at the end of March. In the U.S., sales were up 6.3%, where the Jevtana® composition of matter patent will expire in September 2021. Between May and July 2020, Sanofi filed patent infringement suits against all generic filers on Jevtana® under Hatch-Waxman in the U.S. District Court for the District of Delaware asserting two method of use patents (US 10,583,110 and US 10, 716,777), both of which expire in October 2030. Sanofi has reached settlement agreements with some of the defendants and the suit against the remaining defendants is currently stayed.
Second-quarter Sarclisa® sales were €40 million (versus €4 million in the second quarter of 2020) driven by additional country launches. Sarclisa® is used together with two other combinations of medicines to treat adults with multiple myeloma who have at least received 1 prior therapy. Second-quarter sales in the U.S. and in Europe were €16 million and €14 million, respectively. Rest of the World sales (€10 million) were driven by strong performance in Japan.
Libtayo® (collaboration with Regeneron) sales were €33 million (up 120.0%) in the second quarter driven by increased demand in metastatic cutaneous squamous cell carcinoma (CSCC) as well as additional country launches. Libtayo® was also recently approved in the U.S. and Europe to treat patients with advanced basal cell carcinoma and as first-line treatment of patients with advanced non-small cell lung cancer with ≥50% PD-L1 expression. Libtayo® sales in the U.S. are reported by Regeneron.
Rare Blood Disorder

Net sales (€ million)	Q2 2021	Change at CER	H1 2021	Change at CER
Eloctate®	144	-7.1%	278	-8.5%
Alprolix®	100	-6.0%	200	-4.0%
Cablivi®	46	+75.0%	84	+71.2%
Total Rare Blood Disorder	290	+0.6%	562	—%

In the second quarter, Rare Blood Disorder franchise sales increased 0.6% (€290 million). Excluding industrial sales to Sobi, second-quarter sales were up 17.1% reflecting growth of Alprolix®, Eloctate® and Cablivi®. Alprolix® and Eloctate® industrial sales to Sobi are expected to be significantly lower in 2021 than in 2020 due to a change in the supply agreement. First-half sales of Rare Blood Disorder were stable and increased 11.1% when excluding industrial sales to Sobi.
Eloctate® sales were €144 million in the second quarter, down 7.1%. Excluding industrial sales to Sobi, Eloctate sales were up 6.8% driven by higher U.S. sales (+7.0%) which benefited from one-time higher inventory level as a result of as a result of the move to an integrated distribution system. Sales in the Rest of the World were down 37.0% reflecting lower industrial sales to Sobi (which are recorded in this region).
Second-quarter Alprolix® sales were down 6.0% to €100 million. Excluding industrial sales to Sobi, Alprolix® sales were up 15.8%, mainly driven by patient switches from standard half-life factors and prophylaxis conversion and also benefited from a low base for comparison due to the impact of COVID-19 in the second quarter of 2020. Sales in the Rest of the World were down 51.3% reflecting lower industrial sales to Sobi (which are recorded in this region).
Cablivi® generated sales of €46 million (up 75.0%) in the second quarter driven by increased disease and product awareness as well as adoption of new ISTH (International Society on Thrombosis and Haemostasis) TTP guidelines. In the U.S., sales of the product were €21 million (up 27.8%). In Europe, sales were €25 million (up 150.0%) primarily driven by additional country launches.
General Medicines
Second quarter General Medicines sales increased 4.2% to €3,546 million driven by the performance of the core assets2 which were €1,428 million up 11.8% and up 14.9% excluding Praluent® U.S. sales (in the comparable quarter last year). This performance also reflected a low base for comparison due to the impact of COVID-19 in the second quarter of the prior year which was compounded by the reversal of the stocking effect seen in the first quarter of 2020. Non-core assets sales were €1,926 million, down 0.5% reflecting portfolio streamlining (-1.6 ppt) and lower Aprovel®/Avapro® sales impacted by a short-term supply constraint. Second-quarter Industrial sales were €192 million up 1.6%. Excluding portfolio streamlining, second quarter General Medicines sales were up 5.2% (-1,0 ppt impact).
First-half General Medicines sales were down 0.1% to €7,218 million. First-half sales of the core assets were €2,902 million up 7.9%, driven by strong performance of Lovenox®. Non-core assets sales were €3,936 million, down 5.6% reflecting portfolio streamlining (-2.4 ppt), as well as lower Lantus® and Aprovel®/Avapro® sales. First-half Industrial sales were €380 million up 5.1%. Excluding portfolio streamlining, first-half General Medicines sales were up 1.2% (-1,2 ppt impact).
Diabetes

Net sales (€ million)	Q2 2021	Change at CER	H1 2021	Change at CER
Lantus®	637	-2.7%	1,289	-3.2%
Toujeo®	247	+7.9%	500	+6.5%
Total glargine	884	0.0%	1,789	-0.7%
Soliqua®	46	+28.9%	90	+29.3%
Other diabetes	216	+3.7%	442	-2.3%
Total Diabetes	1,146	+1.6%	2,321	-0.1%
In the second quarter, global Diabetes sales performance (up 1.6% to €1,146 million) was due to growth in all three geographic regions and also reflected the low base in the second quarter of 2020. In the U.S., Diabetes sales increased 2.8% driven by Lantus®. In Europe, sales increased 1.4% driven by Toujeo®. In the Rest of the World, sales were up 0.8%. First-half Diabetes sales were down 0.1% mainly as a result of lower Lantus® sales which more than offset the growth of Toujeo® and Soliqua®.
Second-quarter Toujeo® sales increased 7.9% to €247 million reflecting growth in Rest of the World mainly due to Toujeo® launch performance in China as well as the low base for comparison in Europe in the second quarter of 2020. In the U.S., Toujeo® sales decreased 14.7% and mainly due to net price declines in spite of continued volume growth.
Lantus® sales were €637 million, down 2.7% in the second quarter, mainly due to lower sales in Rest of the World and Europe as a result of more new patient starts onToujeo® and biosimilar glargine competition. Sales of Lantus® in the U.S increased 6.6% primarily due to higher volumes.
Second-quarter Soliqua® sales increased 28.9% to €46 million driven by growth in all three geographic regions mainly due to launches in Rest of the World (up 50.0%) and performance in Europe (up 40.0%). The SoliMix study met both primary endpoints with Soliqua® demonstrating non inferiority of blood sugar (HbA1c) reduction and superiority on body weight change from baseline compared to premixed insulin. The findings were presented at the American Diabetes Association (ADA) in June and simultaneously published in Diabetes Care.
2 Sanofi has prioritized core assets in its General Medicines portfolio with differentiated and/or established profiles that have significant opportunity for growth in key markets. Core assets include Toujeo, Soliqua, Praluent, Multaq, Lovenox, Plavix and others for total sales of €5.6bn in 2020

Cardiovascular and Established Rx Products

Net sales (€ million)	Q2 2021	Change at CER	H1 2021	Change at CER
Lovenox®*	367	+24.6%	768	+27.6%
Plavix®*	234	+2.1%	485	-1.2%
Aprovel®/Avapro®	99	-23.5%	200	-32.7%
Thymoglobulin®	92	+51.6%	172	+22.8%
Multaq®	79	+17.8%	151	+6.5%
Praluent®	48	-34.2%	104	-27.4%
Mozobil®	58	+35.6%	110	+17.2%
Generics	188	+5.8%	394	+4.5%
Other	1,043	+2.9%	2,133	-5.4%
Total Cardiovascular and Established Rx Products	2,208	+5.9%	4,517	-0.4%
*Excluding Auto generics
In the second quarter, Cardiovascular and Established Rx Products sales increased 5.9% to €2,208 million driven by strong growth of the core assets including Lovenox®, Thymoglobulin®, Mozobil® and Multaq® as well as reflecting the low base in the second quarter of 2020. This performance also reflected lower sales of Aprovel®/Avapro® and the impact of the divestments of non-core products. First-half Cardiovascular and Established Rx Products sales were down 0.4% mainly due to lower Aprovel®/Avapro® sales and the divestment which offset strong growth of several core assets.
Second-quarter Lovenox® sales increased 24.6% to €367 million, were driven by strong sales in Europe (up 43.3%) and Rest of the World (up 13.8%) reflecting the recovery in hospital procedures and continued benefit from the WHO guidelines recommending the use of low molecular weight heparins in hospitalized COVID-19 patients, more than offsetting biosimilar competition in Europe.
Plavix® sales were up 2.1% in the second quarter to €234 million mainly reflecting higher sales in Europe and in Rest of the World. In China, sales were €94 million, up 8.0% which offset lower sales in Japan.
Second-quarter Aprovel®/Avapro® sales were down 23.5% to €99 million reflecting a short-term supply constraint.
Second-quarter Praluent® sales decreased 34.2% to €48 million, reflecting the restructuring of the collaboration with Regeneron effective April 1, 2020. Sanofi has sole responsibility for Praluent® outside the U.S. while Regeneron has sole responsibility for Praluent® in the U.S. Excluding U.S. sales in the comparable quarter last year, Praluent® sales grew 29.7% driven by a strong performance in Europe (up 50.0%).
Multaq® sales were €79 million, up 17.8% in the second quarter supported by increased HCP engagement as demand for antiarrhythmic drugs grew with the recovery from the pandemic in the U.S. market.
Pharmaceuticals business operating income
In the second quarter, business operating income (BOI) of Pharmaceuticals decreased 1.4% to €2,396 million mainly due to currency effects (up 4.6% at CER). The ratio of BOI to net sales decreased by 2.8 percentage points to 36.1%. At CER, the ratio decreased 2.6 percentage points reflecting higher SG&A spends, increased “Other operating expenses” mainly reflected Regeneron MAbs alliance and the reevaluation of retained Regeneron shares in 2020, despite an improvement of the gross margin ratio. First-half business operating income of Pharmaceuticals decreased 3.1% to €4,911 million (up 3.7% at CER). The ratio of BOI to net sales decreased by 1.7 percentage points to 37.2% (37.5% at CER).

Vaccines

Net sales (€ million)	Q2 2021	Change at CER	H1 2021	Change at CER
Polio/Pertussis/Hib vaccines (incl. Hexaxim® / Hexyon®, Pentacel®, Pentaxim® and Imovax®)	520	-5.6%	1,053	+3.8%
Influenza vaccines (incl. Vaxigrip®, Fluzone HD®, Fluzone® & Flublok®)	119	+8.6%	196	+14.0%
Meningitis/Pneumo vaccines (incl. Menactra®)	186	+125.8%	314	+53.2%
Adult Booster vaccines (incl. Adacel ®)	106	+42.3%	206	+11.9%
Travel and other endemic vaccines	74	+40.0%	133	-9.7%
Other vaccines	17	+35.7%	35	+25.8%
Total Vaccines	1,022	+16.2%	1,937	+10.8%
.
Second-quarter Vaccines sales grew 16.2% to €1,022 million reflecting increased booster and meningitis vaccinations in the U.S. driven by the low base for comparison due to COVID-19. First-half Vaccines sales grew 10.8% driven by the recovery of meningitis vaccines sales and pediatric combination sales in the U.S. as well as strong influenza southern hemisphere season more than offsetting the continued negative COVID-19 impact on the travel vaccines.
In the second quarter, Polio/Pertussis/Hib (PPH) vaccines sales decreased 5.6% to €520 million. Outside the U.S., PPH decreased -14.1% mainly due to lower birth rate. In Rest of the World, sales are also impacted by decline of Pentaxim® sales in China as a result of the ongoing COVID vaccination campaign and negative phasing effect of Polio vaccines. In the U.S., PPH sales were up 48.1% primarily due to the low base for comparison in the second quarter of 2020. VaxelisTM, the first and only hexavalent combination vaccine approved in the U.S., was successfully launched in the U.S. in June 2021. VaxelisTM was developed as part of a joint-partnership between Sanofi and Merck. VaxelisTM in-market sales are not consolidated and the profits shared equally between the two parties. As Vaxelis™ is expected to replace partly current Pentacel® sales in the U.S., PPH sales in this region are expected to decrease going forward.
Influenza vaccines sales increased by 8.6% in the second quarter to €119 million.
Second-quarter Meningitis sales were up 125.8% to €186 million mainly reflecting a recovery of meningitis vaccination in the U.S. combined with the launch of MenQuadfi® in March 2021.
Adult Booster vaccines sales grew 42.3% in the second quarter to €106 million, due to a progressive recovery of Adacel® vaccinations in the U.S.
Second-quarter Travel and other endemic vaccines sales increased 40.0% mainly driven by increased sales of yellow fever vaccines (endemic vaccine) in the Rest of the World, which largely offset low sales of travel-related vaccines due to the continued impact of travel restrictions globally.
On June 29, 2021 Sanofi launched a dedicated first-of-its kind vaccines mRNA Center of Excellence. Sanofi will bring together approximately 400 dedicated employees integrating end-to-end mRNA vaccine capabilities with dedicated R&D, digital, and chemistry, manufacturing and controls (CMC) teams across sites at Cambridge, MA (US) and Marcy l’Etoile, Lyon (France), the Center will enable acceleration of the vaccines mRNA portfolio developed through the Translate Bio collaboration established in 2018 and expanded in 2020.
Vaccines business operating income
In the second quarter, business operating income (BOI) of Vaccines increased 18.8% to €227 million reflecting the strong sales growth. At CER, BOI increased 30.9%. The ratio of BOI to net sales was 22.2% (versus 20.6% in the second quarter of 2020). In the first half, BOI of Vaccines increased 32.9% (up 41.1% at CER) to €598 million reflecting strong sales as well as the payment from Daiichi Sankyo in the first quarter of 2021. The ratio of BOI to net sales increased 6.4 percentage points to 30.9% (31.2% at CER).

Consumer Healthcare

Net sales (€ million)	Q2 2021	Change at CER	H1 2021	Change at CER
Allergy	148	+2.6%	343	-2.6%
Cough, Cold and Flu	55	-17.6%	110	-46.0%
Pain Care	275	+20.6%	528	+2.4%
Digestive Wellness	290	+36.8%	573	+24.6%
Physical Wellness	78	-11.4%	159	-4.6%
Mental Wellness	54	+23.9%	107	+21.3%
Personal Care	127	+0.7%	252	+1.5%
Non-Core / Others	62	-4.3%	130	-10.4%
Total Consumer Healthcare	1,089	+11.9%	2,202	+1.2%
In the second quarter, Consumer Healthcare (CHC) sales increased 11.9% to €1,089 million primarily reflecting a low base for comparison in the second quarter of 2020 as well as a strong performance of Digestive Wellness and Pain Care categories. This largely offset a weak cough and cold season due to social distancing measures. First-half CHC sales increased 1.2% mainly due to the growing sales in Digestive Wellness which more than offset a weak cough and cold season and the divestments of non-core products (-0.6 ppt impact).
In the U.S., second-quarter CHC sales increased 12.5% to €287 million driven by the sales in Digestive Wellness which benefited from Dulcolax® performance.
In Europe, second-quarter CHC sales increased 7.7% to €319 million mainly reflecting strong growth of Pain Care driven by increased Doliprane® sales as well as a solid performance of the Digestive and Mental Wellness categories which more than offset lower sales from the Cough, Cold and Flu category because of the impact of social distancing measures.
In the Rest of the World, second-quarter CHC sales increased 14.3% to €483 million, reflecting strong growth of Digestive Wellness mainly driven by Enterogermina®, Buscopan® and Essentiale® as well as higher sales from the Pain Care, Mental Wellness and Allergy categories.
As part of Sanofi’s ongoing efforts to simplify its CHC portfolio and accelerate its growth trajectory, Sanofi signed in June an agreement with STADA for the divestiture of 16 CHC non-core brands commercialized in Europe.

CHC business operating income
In the second quarter, business operating income (BOI) of CHC increased 12.0% to €337 million. At CER, BOI increased 19.9% reflecting higher sales, a strict control of operational expenses. The ratio of BOI to net sales increased 1.5 percentage point to 30.9% versus the prior year. In the first half of 2021, BOI of CHC decreased 6.8% (up 2.2% at CER) to €731 million. The ratio of BOI to net sales decreased 0.5 percentage points to 33.2% (34.1% at CER).
Company sales by geographic region

Sanofi sales (€ million)	Q2 2021	Change at CER	H1 2021	Change at CER
United States	3,195	+20.4%	6,088	+13.3%
Europe	2,244	+14.4%	4,472	+3.4%
Rest of the World	3,305	+4.2%	6,775	+4.3%
of which China	654	+4.0%	1,380	+6.3%
of which Japan	396	+4.8%	830	-2.6%
of which Brazil	195	+10.5%	453	+17.4%
of which Russia	149	-3.5%	300	-4.9%
Total Sanofi sales	8,744	+12.4%	17,335	+7.2%
Second-quarter and first-half sales in the U.S. increased 20.4% to €3,195 million and 13.3%, respectively, mainly driven by the strong sales performance of Dupixent®, and Vaccines.
In Europe sales increased 14.4% in the second quarter to €2,244 million driven by double digit growth of the General Medicines and Specialty Care GBUs driven by Dupixent® and reflecting the low base for comparison in the second quarter of 2020. First-half European sales increased 3.4% mainly due to the growth of Specialty Care products including Dupixent®, Aubagio® and Rare Disease products which more than offset lower Vaccines and CHC sales.
In the Rest of the World, sales increased 4.2% to €3,305 million in the second quarter driven mainly by the performance of Dupixent®, Established Products, Oncology, Rare Disease and CHC which more than offset lower Vaccines and Rare Blood Disorders sales. Sales in China increased 4.0% to €654 million, driven by Dupixent®, Toujeo®, Established products and CHC performance which more than offset lower Vaccines sales. In Japan, second-quarter sales increased

4.8% to €396 million reflecting the strong performance of Dupixent® and Sarclisa® which more than offset lower sales of Established Products. In the Rest of the World, first-half sales increased 4.3% supported by growth of the Specialty Care products, including Dupixent®.

R&D update at the end of the second quarter 2021
Regulatory update
•The European Medicines Agency’s Committee for Medicinal Products for Human Use issued a positive opinion that long-term safety data from a study of adults with moderate-to-severe atopic dermatitis treated with Dupixent® will be added to the Dupixent® Summary of Product Characteristics (SmPC). Dupixent® is the first and only available systemic treatment for atopic dermatitis that has been studied in adults for up to 3 years in a Phase 3 trial. Data from a single arm Phase 3 open label extension (OLE) trial showed the long-term safety profile in adults with moderate-to-severe atopic dermatitis treated with Dupixent® and observed up to three years was generally consistent with what was observed in the controlled pivotal Phase 3 trials.
•The FDA approved a 200mg single-dose pre-filled pen for Dupixent®. The pre-filled pen is approved for at-home administration for all Dupixent® indications in patients aged 12 years and older, which include use in certain patients with atopic dermatitis, asthma and chronic rhinosinusitis with nasal polyposis (CRSwNP). The 200 mg pre-filled pen is anticipated to be available in the U.S. in August 2021 and provides an additional administration option for adults and adolescents who are prescribed Dupixent®. The 300 mg dose of pre-filled pen was previously approved by the FDA and is currently available.
•The European Commission (EC) approved Libtayo® as monotherapy in two advanced cancers. The EC approved Libtayo® for the first-line treatment of adults with non-small cell lung cancer (NSCLC) expressing PD-L1 in >50% of tumor cells with no EGFR, ALK or ROS1 aberrations. Approval is based on a Phase 3 trial demonstrating Libtayo® significantly improved overall survival compared to chemotherapy in advanced NSCLC that included challenging-to-treat patient populations. Libtayo® was also approved in adults with locally advanced or metastatic basal cell carcinoma (BCC) who have progressed on or are intolerant to hedgehog pathway inhibitor (HHI). Approval is based on data from the largest trial to date in patients with advanced basal cell carcinoma previously treated with hedgehog pathway inhibitors. Libtayo® is now approved by the EC for three advanced cancers.
•The European Commission (EC) approved the second indication of Sarclisa® for relapsed multiple myeloma. Approval is based on the Phase 3 IKEMA study demonstrating Sarclisa® added to standard of care carfilzomib and dexamethasone reduced risk of disease progression or death by 47% in patients who had relapsed after one to three prior therapies. Sarclisa® combination therapy was associated with undetectable levels of multiple myeloma in nearly 30% of patients with relapsed multiple myeloma. This marks the second EC approval of Sarclisa® in combination with a standard of care regimen in less than 12 months. In addition, the IKEMA Primary Manuscript was published in The Lancet.
•The European Commission (EC) approved Aubagio® for the treatment of pediatric patients 10-17 years of age with relapsing-remitting multiple sclerosis (RRMS). The EC approval is based on data from the Phase 3 TERIKIDS study. The approval confirms Aubagio® as the first oral multiple sclerosis (MS) therapy for the first-line treatment of children and adolescents with MS in the European Union. Aubagio® was initially approved in the EU in 2013 for the treatment of adult patients with RRMS and the EC approval for the pediatric indication provides an additional year of marketing protection in the European Union. The FDA issued a Complete Response Letter regarding the supplemental New Drug Application for Aubagio® for children and adolescents 10-17 years of age with relapsing forms of multiple sclerosis. The FDA deemed the data submitted were not sufficient to obtain approval of an indication in the pediatric population at this time. The FDA updated the Aubagio® label to include safety data from the pediatric clinical trial program. The indicated use of Aubagio® in patients 18 years and older remains unchanged.
•The FDA granted fast track designation to rilzabrutinib for its development in pemphigus vulgaris. Rilzabrutinib is a Bruton’s tyrosine kinase inhibitor in Phase 3 development.
•Shan 6®, a whole cell pertussis combined vaccine to prevent six diseases (Diphtheria, Tetanus, Pertussis, Polio, Hepatitis B and Haemophilus influenzae type b) for pediatric patients received market authorization from Indian authorities and is planned to be launched in 2022.
Portfolio update

Phase 3:
•Sanofi and GSK started a Phase 3 study to assess SP0253, an adjuvanted recombinant-protein COVID-19 vaccine candidate. The global, randomized, double-blind placebo-controlled Phase 3 study will include more than 35,000 volunteers aged 18 and older from several countries including sites in the U.S., Asia, Africa, and Latin America.
◦The primary endpoint of the study is the prevention of symptomatic COVID-19 in SARS-CoV-2 naïve adults. In a two-stage approach, the study will initially investigate the efficacy of a vaccine formulation targeting the original D.614 virus (Wuhan), while a second stage will evaluate a second formulation targeting the B.1.351 (South African) variant. Recent scientific evidence shows that antibodies created against the B.1.351 variant may provide broad cross-protection against other more transmissible variants.
◦A Phase 2 in all adult age groups with 722 volunteers demonstrated strong rates of neutralizing antibody responses, in line with those measured in people who have recovered from COVID-19.
•A Phase 3 trial (MELODY) for nirsevimab, an extended half-life RSV antibody, demonstrated protection against respiratory syncytial virus (RSV) disease in healthy infants. Nirsevimab reached its primary endpoint, achieving a statistically significant absolute reduction of LRTI caused by RSV in healthy preterm and term infants compared to placebo through a typical RSV season. No clinically meaningful differences in safety results between the nirsevimab and placebo groups were seen. In addition, a Phase 2/3 trial (MEDLEY) evaluated the safety and tolerability of nirsevimab compared to palivizumab when given to infants at high risk of RSV entering their first RSV season. The trial assessed the safety of nirsevimab in infants with chronic lung disease (CLD), congenital heart disease (CHD), and/or prematurity. Occurrence of treatment emergent adverse events (TEAEs) or treatment emergent serious adverse events (TESAEs) were similar between groups. Full results from MELODY and MEDLEY are expected to be presented at a forthcoming medical meeting. MELODY, MEDLEY, and the Phase 2b trial will form the basis of regulatory submissions planned to begin in 2022.
•New pivotal data (CADENZA) for sutimlimab, a first-in-class C1s investigational inhibitor with the potential to be the first approved treatment for hemolysis in people with cold agglutinin disease, was presented in an oral session at the European Hematology Association (EHA) 2021 Congress. The results from CADENZA and data from the Phase 3 CARDINAL study, will be the basis of sutimlimab’s filing with the European Medicines Agency.
•A pivotal Phase 2/3 study of venglustat in autosomal dominant polycystic kidney disease (ADPKD) did not meet futility criteria and Sanofi has halted the clinical program in ADPKD. The STAGED-PKD study was stopped for futility following an independent analysis of the annualized rate of change in total kidney volume in patients receiving venglustat compared to placebo. The safety profile of venglustat remains consistent with previously reported results with more than 500 patients treated to date over a period of up to four years across all clinical programs. Clinical development continues in GM2 gangliosidosis, Fabry Disease, and Gaucher Disease type 3.
Phase 2
•Sarclisa® started a Phase 1/2 trial in combination with novel agents in relapsed, refractory multiple myeloma. These combinations include SAR439459 (anti-TGFb antibody) and belantamab.
•Tusamitamab ravtansine, a first-in-class anti-CEACAM5 antibody drug conjugate started a Phase 2 trial (CARMEN-BT01) in patients with CEACAM5-positive advanced solid tumors.
•SAR445229, a potential first-in-class anti-OX40L, entered Sanofi’s pipeline following the closing of the acquisition of Kymab. A Phase 2b study is planned to start in atopic dermatitis in 2021.
•SAR441344, an anti-CD40L, started a Phase 2 trial in relapsing multiple sclerosis.
•SAR443122, a peripherally restricted small molecule inhibitor of RIPK1, started a Phase 2 study in patients with cutaneous lupus erythematosus (CLE).
•SAR445256, an anti-ICOS, entered the Sanofi Phase 2 pipeline following the closing of the acquisition of Kymab.
•SAR445088, a complement C1’s inhibitor, started a study in patients with chronic inflammatory demyelinating polyneuropathy (CIDP).
•SP0218, a vero cell vaccine for yellow fever, started a study in adults in the U.S.
Phase 1
•SP0273, an mRNA monovalent flu vaccine candidate coding for the hemagglutinin protein of the A/H3N2 strain of the influenza virus, started a trial to evaluate safety and immunogenicity.
•SAR444881, a potential first-in-class anti-ILT2, in collaboration with Biond is being tested in solid tumors.
•Sutimlimab, a complement C1s inhibitor, was discontinued in Immune Thrombocytopenic Purpura.
•SAR441236, a trispecific in development for HIV, was licensed to ModeX Therapeutics under which ModeX will assume development except for some retained obligations related to the ongoing clinical trial (A5377) sponsored by DAIDS/NIH.

Collaborations
•On June 17, 2021 Sanofi entered a collaboration with CytoReason to utilize CytoReason’s artifical intelligence cell-centered models and deconvolution techniques to suggest mechanistic insights for each asthma endotype. The focus of this project is to gain clarity on the heterogeneity of asthma patients, with the goal of identifying stable and reproducible asthma endotypes, as well as associated diagnostic features, using minimal invasive procedures.

•On June 17, 2021 Sanofi entered into a woldwide exclusive license agreement with Racho Santa Fe Bio, Inc (RSF Bio) to provide RSF Bio with Sanofi’s rights to Ataciguat, a novel anthranilic acid derivative in development for calcific aortic valve stenosis (CAVS).
•On May 13, 2021 Sanofi and Genomic Vision announced successful completion of work package one of a three-part research agreement for the genetic characterization of Sanofi cell banks. These results paved the way to a better understanding of the generic characterization of transferred cell lines.
•On May 6, 2021 Sanofi established a three-year collaboration with Stanford Medicine to accelerate immunology research. Projects will led by collaborating researchers from the two organizations and will focus on automimmune diseases and inflammatory conditions.
•On April 12, 2021 Sanofi entered a licensing agreement with C4X Discovery for its oral pre-clinical IL-17A inhibitor program.
Acquisitions
•On April 16, 2021 Sanofi completed its acquisition of Kiadis, a clinical-stage biopharmaceutical company developing next generation off-the-shelf NK cell therapies. Kiadis’ proprietary platform is based on allogeneic or ‘off-the-shelf' NK-cells from a healthy donor. NK-cells seek and identify malignant cancer cells and have broad application across various tumor types. The platform has the potential to make products rapidly and economically available for a broad patient population across a wide range of liquid and solid tumors, and create synergies with Sanofi’s immuno-oncology pipeline.
•On April 9, 2021 Sanofi acquired Tidal Therapeutics, a privately owned, pre-clinical stage biotech company with a novel mRNA-based approach for in vivo reprogramming of immune cells. The new technology platform will expand Sanofi’s research capabilities in both immuno-oncology and inflammatory diseases, and may have applicability to other disease areas as well.
•On April 9, 2021 Sanofi completed the acquisition of Kymab Group Ltd., adding KY1005 to its pipeline, a fully human monoclonal antibody targeting key immune system regulatory of OX40L. This acquisition continues to build on Sanofi’s leading presence in immunology aligned with the company’s strategy to pursue best-in-class treatments in defined areas. Kymab’s pipeline also added the oncology asset KY1044, an ICOS agonist monoclonal antibody, currently in early Phase1/2 development as monotherapy and in combination with an anti-PD-L1.
Agreements related to COVID-19 vaccines
•On April 26, 2021 Sanofi announced it will help manufacture Moderna COVID-19 vaccine supporting global supply demand. Sanofi plans to manufacture up to 200 million doses of Moderna’s vaccine in the U.S. starting in September 2021.

An update of the R&D pipeline at as of June 30, 2021, is available on our website:
ttps://www.sanofi.com/en/science-and-innovation/research-and-development

Progress on implementation of the Corporate Social Responsibility strategy
Environment
As part of a long-standing commitment to reduce the environmental footprint of the company’s products and activities, Sanofi launched a €3 million Planet Mobilization fund to support employee ideas and projects that will further contribute to a healthier environment. More than 500 employees from 63 sites in 29 countries participated in the company’s environmental sustainability ideation program and three winning projects were selected this inaugural year. “Rice is the New Green” is a project from Sanofi Vietnam to implement the first green and circular large-scale rice husk biomass energy project. IDRA” is a project from three country sites in Europe, aiming at recycling treated wastewater from the sites to be directly reused on site. Finally “Waterford Loves Planet Not Plastic” is an education project to help reduce plastic waste around Waterford site in Ireland.
Social Responsibility
In May 2021, Sanofi released its new Diversity and Inclusion Strategy with a renewed commitment to reflect the diversity of its communities, unleashing everyone’s best self every day to transform the practice of medicine. Combining global ambition with local challenges, this strategy builds upon strong foundations. On gender parity, the percentage of women in senior leadership positions globally has increased by 4 points over the past two years to 40%. In the US, people of color now represent 31% of employees, up 2 points from Q2 2019.
Many best practice initiatives of how Sanofi includes diverse communities in its workforce are taking place across Sanofi’s organization: Pride Month in June was the opportunity for teams in many countries to drive local campaigns providing LGBTQIA+ communities with forums to create a culture of inclusion and equality at work and beyond.

2021 second-quarter and first-half financial results
Business Net Income3
In the second quarter of 2021, Sanofi generated net sales of €8,744 million, an increase of 6.5% (up 12.4% at CER) CER. First-half net sales were €17,335 million up 0.9% (up 7.2% at CER).
Second-quarter other revenues increased 30.3% (up 43.3% at CER) to €301 million, reflecting increased VaxServe sales of non-Sanofi products (€226 million, up 34.1% at CER) as a result of the recovery from the COVID pandemic. First-half other revenues increased 3.8% (up 13.6% at CER) to €596 million, including higher VaxServe sales of non-Sanofi products (€454 million, up 5.5% at CER).
Second-quarter Gross Profit increased 7.1% to €6,188 million (up 13.5% at CER). The gross margin ratio increased 0.4 percentage points to 70.8% (71.1% at CER) versus the second quarter of 2020. This improvement mainly reflected favorable impact of growing weight of Specialty Care and efficiency gains in Industrial Affairs (the Pharmaceuticals gross margin ratio improved from 73.8% to 74.9%) which were partially offset by inventory destruction of Vaccines with short remaining shelf-life due to the COVID pandemic (Vaccines gross margin ratio decreased 2.2 percentage point to 56.5%) and lower CHC gross margin ratio (66.0% versus 67.7%). In the first half, the gross margin ratio increased 0.2 percentage points to 71.5% (71.7% at CER).
Research and Development (R&D) expenses increased 3.3% to €1,397 million in the second quarter. At CER, R&D expenses increased 7.0% reflecting significant increase in key assets development as well as recent acquisitions partly offset by efficiencies. First-half R&D expenses decreased 1.1% to €2,663 million and were up 2.7% at CER as increased investment behind key assets were partly offset by the benefits of terminating diabetes and cardiovascular care related projects recorded in the comparable period last year.
Second-quarter selling general and administrative expenses (SG&A) increased 3.1% to €2,336 million. At CER, SG&A expenses were up 8.1%, reflecting increased investments in advertising and promotion in Specialty Care which were partially offset by smart spending and operational excellence initiatives. In the second quarter, the ratio of SG&A to sales decreased 0.9 percentage point to 26.7% compared to the prior year. First-half SG&A expenses decreased 1.7% to €4,530 million (up 3.6% at CER). First-half ratio of SG&A to sales was 0.7 percentage points lower at 26.1% compared to the prior year.
Second-quarter operating expenses were €3,733 million, an increase of 3.2% and 7.7% at CER. First-half operating expenses were €7,193 million, a decrease of 1.5% and an increase of 3.3% at CER.
Second-quarter other current operating income net of expenses was -€199 million versus -€8 million in the prior year and included approximately €50 million of capital gains related to portfolio divestments. In Q2 2020, this line included a gain of €157 million related to a revaluation of retained Regeneron shares. Other current operating income net of expenses included an expense of €307 million (versus an expense of €239 million in the second quarter of 2020) corresponding to the share of profit to Regeneron of the monoclonal antibodies Alliance, reimbursement of development costs by Regeneron and the reimbursement of commercialization-related expenses incurred by Regeneron. First-half other current operating income net of expenses was -€300 million versus -€255 million in the first half of 2020 (see Appendix 7 for further details).
The share of profit from associates was €17 million versus €2 million in the prior year and included the share of U.S profit related to VaxelisTM.
Second-quarter business operating income3 (BOI) increased 5.5% to €2,265 million. At CER, BOI increased 13.8%. The ratio of BOI to net sales was 25.9% versus 26.1% in the prior year (24.2% excluding the revaluation of retained Regeneron shares in Q2 2020). First-half business operating income was €4,903 million, up 4.7% (up 13.6% at CER) and included €450 million of additional saving initiatives (operational excellence generated savings of €100 million and smart spending initiatives of €350 million. In the first half of 2021, the ratio of business operating income to net sales increased 1.0 percentage points to 28.3% (28.9% at CER).
Net financial expenses were €76 million in the second quarter versus €92 million in the same period of 2020.
Second-quarter and first-half 2021 effective tax rate was 21.0% versus 22% in the prior year. Sanofi expects its effective tax rate to be around 21% in 2021, everything being equal in the U.S.
Second-quarter business net income3 increased 8.1% to €1,731 million and increased 16.8% at CER. The ratio of business net income to net sales increased 0.3 percentages points to 19.8% (and 20.3% at CER) versus the second quarter of 2020. First-half 2021 business net income3 increased 6.4% to €3,748 million and increased 15.6% at CER. The ratio of business net income to net sales increased 1.1 percentage points to 21.6% versus the first half of 2020.
In the second quarter of 2021, business earnings per share3 (EPS) was €1.38, up 7.8% on a reported basis and up 16.4% at CER. The average number of shares outstanding was 1,251.3 million versus 1,252.2 million in second quarter 2020. In the first half of 2021, business earnings per share3 was €3.00, up 6.8% on a reported basis and up 16.0% at CER. The average number of shares outstanding was 1,250.3 million in the first half of 2021 versus 1,251.7 million in the first half 2020.

3See Appendix 3 for 2021 second-quarter consolidated income statement; see Appendix 9 for definitions of financial indicators, and Appendix 4 for reconciliation of IFRS net income reported to business net income.

Reconciliation of IFRS net income reported to business net income (see Appendix 4)
In the first half of 2021, the IFRS net income was €2,776 million. The main items excluded from the business net income were:
•An amortization charge of €775 million related to fair value remeasurement on intangible assets of acquired companies (primarily Genzyme: €252 million, Bioverativ: €158 million, Boehringer Ingelheim CHC business: €100 million and Ablynx: €84 million) and to acquired intangible assets (licenses/products: €46 million). These items have no cash impact on the Company.
•An impairment of intangible assets of €178 million mainly related to sutimlimab (termination of ITP) and CHC.
•Restructuring costs and similar items of €327 million related to streamlining initiatives.
•A €311 million tax effect arising from the items listed above, mainly comprising €230 million of deferred taxes generated by amortization and impairments of intangible assets and €84 million associated with restructuring costs and similar items (see Appendix 4).

Capital Allocation
In the first half of 2021, free cash flow before restructuring, acquisitions and disposals increased by 23.3% to €4,534 million, after net changes in working capital (+€611 million) and capital expenditures (-€673 million). After acquisitions4 (-€902 million of which Kiadis -€319 million and Tidal Therapeutics -€135 millions), proceeds from disposals4 (+€247 million), and payments related to restructuring and similar items (-€526 million), free cash flow5 decreased from €3,568 million to €3,353 million, reflecting recent acquisitions to strengthen the long-term pipeline and less proceeds compared to last year as Seprafilm was divested in Q1 2020 (€313 million). After the dividend paid by Sanofi (-€4,008 million) and the acquisition of Kymab (-€922 million), net debt increased from €8,790 million at December 31, 2020 to €10,467 million at June 30, 2021 (amount net of €9,722 million cash and cash equivalents).
4Not exceeding €500 million per transaction (inclusive of all payments related to the transaction).
5 non-GAAP financial measure (definition in Appendix 9).

Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the fact that product candidates if approved may not be commercially successful, the future approval and commercial success of therapeutic alternatives, Sanofi’s ability to benefit from external growth opportunities, to complete related transactions and/or obtain regulatory clearances, risks associated with intellectual property and any related pending or future litigation and the ultimate outcome of such litigation, trends in exchange rates and prevailing interest rates, volatile economic and market conditions, cost containment initiatives and subsequent changes thereto, and the impact that COVID-19 will have on us, our customers, suppliers, vendors, and other business partners, and the financial condition of any one of them, as well as on our employees and on the global economy as a whole. Any material effect of COVID-19 on any of the foregoing could also adversely impact us. This situation is changing rapidly and additional impacts may arise of which we are not currently aware and may exacerbate other previously identified risks. The risks and uncertainties also include the uncertainties discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2020. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

Appendices
List of appendices

Appendix 1:	2021 second-quarter and first-half sales by GBU, franchise, geographic region and product
Appendix 2:	2021 second-quarter and first-half business net income statement
Appendix 3:	2021 second-quarter and first-half consolidated income statement
Appendix 4:	Reconciliation of IFRS net income reported to business net income
Appendix 5:	Change in net debt
Appendix 6	Simplified consolidated balance sheet
Appendix 7:	Other current operating income net of expenses – Regeneron Alliances
Appendix 8:	Currency sensitivity
Appendix 9:	Definitions of non-GAAP financial indicators

Investor Relations: (+) 33 1 53 77 45 45 - E-mail: IR@sanofi.com - Media Relations: (+) 33 1 53 77 46 46 - E-mail: MR@sanofi.com Website: www.sanofi.com

Appendix 1: 2021 second-quarter net sales by GBU, franchise, geographic region and product

Q2 2021 (€ million)	Total Sales	% CER	% reported	United States	% CER	Europe	% CER	Rest of the world	% CER
Dupixent	1,243	56.6%	44.9%	947	48.9%	152	79.8%	144	101.3%
Aubagio	494	-0.4%	-6.3%	327	-6.8%	132	15.9%	35	20.0%
Lemtrada	19	5.3%	0.0%	10	-8.3%	6	20.0%	3	50.0%
Kevzara	56	-6.5%	-9.7%	25	-12.5%	20	17.6%	11	-23.1%
Neurology & Immunology	569	-0.8%	-6.4%	362	-7.2%	158	16.3%	49	8.9%
Cerezyme	165	-1.7%	-7.8%	43	9.1%	61	3.4%	61	-11.7%
Cerdelga	61	14.0%	7.0%	32	9.4%	25	19.0%	4	25.0%
Myozyme	248	14.6%	9.7%	92	9.9%	102	13.5%	54	26.1%
Fabrazyme	204	9.0%	2.5%	97	4.9%	54	17.4%	53	9.8%
Aldurazyme	57	9.1%	3.6%	14	7.1%	20	11.1%	23	8.7%
Rare Disease	759	8.8%	2.8%	278	7.8%	263	12.5%	218	6.3%
Jevtana	114	-9.0%	-14.3%	61	6.3%	30	-26.8%	23	-17.2%
Fasturtec	39	8.1%	5.4%	22	4.3%	11	10.0%	6	25.0%
Libtayo	33	120.0%	120.0%	—	0.0%	26	85.7%	7	600.0%
Sarclisa	40	975.0%	900.0%	16	325.0%	14	0.0%	10	0.0%
Oncology	226	25.4%	19.6%	99	20.0%	81	24.6%	46	41.2%
Alprolix	100	-6.0%	-14.5%	83	16.7%	—	0.0%	17	-51.3%
Eloctate	144	-7.1%	-14.8%	113	7.0%	—	0.0%	31	-37.0%
Cablivi	46	75.0%	64.3%	21	27.8%	25	150.0%	—	0.0%
Rare Blood Disorder	290	0.6%	-7.6%	217	12.3%	25	150.0%	48	-41.9%
Specialty Care	3,087	22.0%	14.0%	1,903	22.0%	679	28.3%	505	15.0%

Lantus	637	-2.7%	-8.1%	237	6.6%	121	-7.6%	279	-7.9%
Toujeo	247	7.9%	3.3%	58	-14.7%	101	13.6%	88	23.7%
Soliqua/iGlarLixi	46	28.9%	21.1%	27	20.0%	7	40.0%	12	50.0%
0thers Diabetes	216	3.7%	-0.9%	43	2.2%	66	0.0%	107	6.6%
Diabetes	1,146	1.6%	-3.5%	365	2.8%	295	1.4%	486	0.8%
Lovenox	367	24.6%	21.9%	2	-57.1%	182	43.3%	183	13.8%
Plavix	234	2.1%	-0.4%	3	-50.0%	31	14.3%	200	1.5%
Multaq	79	17.8%	8.2%	70	18.8%	6	0.0%	3	33.3%
Praluent	48	-34.2%	-34.2%	—	-100.0%	39	50.0%	9	-18.2%
Aprovel	99	-23.5%	-25.0%	1	-85.7%	24	4.3%	74	-25.5%
Mozobil	58	35.6%	28.9%	32	34.6%	15	25.0%	11	57.1%
Thymoglobulin	92	51.6%	43.8%	55	59.5%	8	100.0%	29	30.4%
Generics	188	5.8%	-1.1%	41	18.4%	2	0.0%	145	2.7%
Others	1,043	2.9%	-1.3%	82	5.8%	348	0.3%	613	4.0%
Cardiovascular & Established Rx Products	2,208	5.9%	1.8%	286	2.3%	655	14.1%	1,267	3.0%
Industrial Sales	192	1.6%	0.5%	13	-28.6%	179	25.2%	—	-121.7%
General Medicines	3,546	4.2%	-0.1%	664	1.7%	1,129	12.1%	1,753	0.8%

Pharmaceuticals	6,633	11.9%	6.0%	2,567	16.0%	1,808	17.6%	2,258	3.8%

Polio / Pertussis / Hib	520	-5.6%	-9.6%	106	48.1%	67	-23.9%	347	-12.0%
Adult Booster Vaccines	106	42.3%	35.9%	65	69.0%	32	14.3%	9	0.0%
Meningitis / Pneumonia	186	125.8%	109.0%	131	197.9%	1	0.0%	54	42.5%
Influenza Vaccines	119	8.6%	2.6%	—	0.0%	9	233.3%	110	2.7%
Travel and Other Endemic Vaccines	74	40.0%	34.5%	22	31.6%	8	14.3%	44	51.7%
Vaccines	1,022	16.2%	10.2%	341	83.7%	117	-8.6%	564	-1.5%

Allergy	148	2.6%	-5.1%	94	2.0%	16	-11.1%	38	11.1%
Cough, Cold and Flu	55	-17.6%	-19.1%	—	0.0%	21	-31.3%	34	-5.6%
Pain Care	275	20.6%	15.5%	51	19.1%	128	29.3%	96	12.0%
Digestive Wellness	290	36.8%	30.0%	36	185.7%	95	11.8%	159	37.1%
Physical Wellness	78	-11.4%	-11.4%	—	0.0%	5	0.0%	73	-12.0%
Mental Wellness	54	23.9%	17.4%	12	8.3%	26	30.0%	16	28.6%
Personal Care	127	0.7%	-6.6%	95	-1.0%	1	0.0%	31	6.7%
Non-Core / Others	62	-4.3%	-10.1%	(1)	-200.0%	27	-27.0%	36	29.0%
Consumer Healthcare	1,089	11.9%	6.3%	287	12.5%	319	7.7%	483	14.3%

Company	8,744	12.4%	6.5%	3,195	20.4%	2,244	14.4%	3,305	4.2%

Appendix 1: 2021 first-half net sales by GBU, franchise, geographic region and product

H1 2021 (€ million)	Total Sales	% CER	% reported	United States	% CER	Europe	% CER	Rest of the world	% CER
Dupixent	2,290	51.4%	40.1%	1,740	45.5%	289	65.5%	261	86.7%
Aubagio	994	-0.7%	-6.9%	666	-5.9%	264	14.3%	64	8.1%
Lemtrada	43	-30.9%	-36.8%	20	-37.1%	11	-38.9%	12	-6.7%
Kevzara	113	1.7%	-3.4%	50	-14.1%	41	10.8%	22	43.8%
Neurology & Immunology	1,150	-2.2%	-8.2%	736	-7.8%	316	10.5%	98	11.8%
Cerezyme	343	1.4%	-6.8%	83	1.1%	124	-0.8%	136	3.3%
Cerdelga	123	13.9%	7.0%	64	11.1%	51	13.3%	8	42.9%
Myozyme	483	7.4%	2.3%	180	10.7%	200	3.6%	103	8.9%
Fabrazyme	412	6.8%	-0.2%	190	1.0%	111	13.3%	111	11.9%
Aldurazyme	123	8.2%	0.8%	26	7.7%	43	10.3%	54	7.0%
Rare Disease	1,529	6.5%	-0.2%	543	5.5%	530	6.0%	456	8.3%
Jevtana	240	-5.9%	-11.4%	119	5.7%	75	-18.5%	46	-10.7%
Fasturtec	74	8.3%	2.8%	43	4.4%	22	10.0%	9	28.6%
Libtayo	59	122.2%	118.5%	—	0.0%	48	100.0%	11	300.0%
Sarclisa	74	1460.0%	1380.0%	28	500.0%	27	0.0%	19	0.0%
Oncology	447	25.6%	19.2%	190	19.7%	172	26.5%	85	39.4%
Alprolix	200	-4.0%	-11.5%	162	9.9%	—	0.0%	38	-38.5%
Eloctate	278	-8.5%	-15.8%	216	0.9%	—	0.0%	62	-31.3%
Cablivi	84	71.2%	61.5%	43	42.4%	40	110.5%	1	0.0%
Rare Blood Disorder	562	0.0%	-7.6%	421	7.5%	40	110.5%	101	-32.9%
Specialty Care	5,978	18.7%	10.7%	3,630	18.7%	1,347	20.7%	1,001	16.3%

Lantus	1,289	-3.2%	-9.0%	429	-0.8%	246	-12.1%	614	-1.2%
Toujeo	500	6.5%	0.8%	120	-7.7%	195	3.7%	185	21.8%
Soliqua/iGlarLixi	90	29.3%	20.0%	53	23.4%	14	27.3%	23	47.1%
0thers Diabetes	442	-2.3%	-7.9%	87	-5.0%	130	-3.7%	225	-0.4%
Diabetes	2,321	-0.1%	-6.0%	689	-1.2%	585	-4.7%	1,047	3.2%
Lovenox	768	27.6%	21.9%	15	13.3%	368	24.5%	385	31.2%
Plavix	485	-1.2%	-4.5%	5	25.0%	60	-7.6%	420	-0.5%
Multaq	151	6.5%	-1.9%	132	6.7%	12	0.0%	7	14.3%
Praluent	104	-27.4%	-28.8%	5	-91.2%	75	33.9%	24	13.6%
Aprovel	200	-32.7%	-34.6%	3	-75.0%	47	-11.3%	150	-35.3%
Mozobil	110	17.2%	11.1%	60	12.1%	29	11.5%	21	46.7%
Thymoglobulin	172	22.8%	15.4%	101	25.0%	16	23.1%	55	18.8%
Generics	394	4.5%	-6.4%	70	2.7%	4	0.0%	320	5.0%
Others	2,133	-5.4%	-9.8%	158	-15.9%	697	-12.1%	1,278	0.1%
Cardiovascular & Established Rx Products	4,517	-0.4%	-5.5%	549	-9.2%	1,308	-0.7%	2,660	1.8%
Industrial Sales	380	5.1%	2.2%	24	-15.6%	335	17.1%	21	-54.2%
General Medicines	7,218	-0.1%	-5.3%	1,262	-5.1%	2,228	0.5%	3,728	1.5%

Pharmaceuticals	13,196	7.7%	1.4%	4,892	11.4%	3,575	7.3%	4,729	4.4%

Polio / Pertussis / Hib	1,053	3.8%	-0.6%	241	43.7%	145	-9.9%	667	-3.4%
Adult Booster Vaccines	206	11.9%	6.7%	113	28.1%	66	-10.8%	27	17.4%
Meningitis / Pneumonia	314	53.2%	42.7%	207	76.6%	1	0.0%	106	20.9%
Influenza Vaccines	196	14.0%	9.5%	—	-100.0%	18	260.0%	178	15.5%
Travel and Other Endemic Vaccines	133	-9.7%	-13.6%	36	-7.0%	13	-65.8%	84	17.8%
Vaccines	1,937	10.8%	5.5%	626	39.1%	244	-12.8%	1,067	3.9%

Allergy	343	-2.6%	-10.0%	200	2.8%	34	-5.6%	109	-10.7%
Cough, Cold and Flu	110	-46.0%	-47.9%	—	0.0%	46	-56.9%	64	-34.3%
Pain Care	528	2.4%	-3.8%	91	2.0%	250	3.3%	187	1.4%
Digestive Wellness	573	24.6%	16.7%	61	86.1%	200	5.2%	312	30.4%
Physical Wellness	159	-4.6%	-8.6%	—	0.0%	13	8.3%	146	-5.6%
Mental Wellness	107	21.3%	13.8%	23	8.7%	55	21.7%	29	32.0%
Personal Care	252	1.5%	-6.7%	191	0.5%	2	0.0%	59	5.0%
Non-Core / Others	130	-10.4%	-15.6%	4	0.0%	53	-30.3%	73	9.5%
Consumer Healthcare	2,202	1.2%	-5.2%	570	7.2%	653	-8.1%	979	4.2%

Company	17,335	7.2%	0.9%	6,088	13.3%	4,472	3.4%	6,775	4.3%

Appendix 2: Business net income statement

Second Quarter 2021	Pharmaceuticals			Vaccines			Consumer Healthcare			Other(1)			Total Group
€ million	Q2 2021	Q2 2020	Change	Q2 2021	Q2 2020	Change	Q2 2021	Q2 2020	Change	Q2 2021	Q2 2020	Change	Q2 2021	Q2 2020	Change
Net sales	6,633	6,256	6.0%	1,022	927	10.2%	1,089	1,024	6.3%	—	—	—%	8,744	8,207	6.5%
Other revenues	58	30	93.3%	230	186	23.7%	13	15	-13.3%	—	—	—%	301	231	30.3%
Cost of Sales	(1,724)	(1,670)	3.2%	(675)	(569)	18.6%	(383)	(346)	10.7%	(75)	(75)	—%	(2,857)	(2,660)	7.4%
As % of net sales	(26.0)%	(26.7)%		(66.0)%	(61.4)%		(35.2)%	(33.8)%					(32.7)%	(32.4)%
Gross Profit	4,967	4,616	7.6%	577	544	6.1%	719	693	3.8%	(75)	(75)	—%	6,188	5,778	7.1%
As % of net sales	74.9%	73.8%		56.5%	58.7%		66.0%	67.7%					70.8%	70.4%
Research and development expenses	(1,063)	(1,034)	2.8%	(171)	(164)	4.3%	(41)	(37)	10.8%	(122)	(117)	4.3%	(1,397)	(1,352)	3.3%
As % of net sales	(16.0)%	(16.5)%		(16.7)%	(17.7)%		(3.8)%	(3.6)%					(16.0)%	(16.5)%
Selling and general expenses	(1,292)	(1,179)	9.6%	(189)	(189)	—%	(356)	(360)	-1.1%	(499)	(537)	-7.1%	(2,336)	(2,265)	3.1%
As % of net sales	(19.5)%	(18.8)%		(18.5)%	(20.4)%		(32.7)%	(35.2)%					(26.7)%	(27.6)%
Other current operating income/expenses	(214)	41		1	1		13	(2)		1	(48)		(199)	(8)
Share of profit/loss of associates* and joint ventures	6	(4)		9	(1)		2	7		—	—		17	2
Net income attributable to non controlling interests	(8)	(9)		—	—		—	—		—	—		(8)	(9)
Business operating income (2)	2,396	2,431	-1.4%	227	191	18.8%	337	301	12.0%	(695)	(777)	-10.6%	2,265	2,146	5.5%
As % of net sales	36.1%	38.9%		22.2%	20.6%		30.9%	29.4%					25.9%	26.1%

				Financial income and expenses									(76)	(92)
				Income tax expenses									(458)	(453)
				Tax rate**									21.0%	22.0%
				Business net income									1,731	1,601	8.1%
				As % of net sales									19.8%	19.5%

				Business earnings / share(in euros)***									1.38	1.28	7.8%
* Net of tax.
** Determined on the basis of Business income before tax, associates, and non-controlling interests.
*** Based on an average number of shares outstanding of 1,251.3 million in the second quarter of 2021 and 1,252.2 million in the second quarter of 2020.
(1)Other includes the cost of global support functions (Finance, Human Resources, Information Solution & Technologies, Sanofi Business Services, etc…).
(2) The 2020 items have been represented in order to take into account the reallocation of certain expenses, in particular the IT costs related to the new Digital organization, which were previously allocated to the Pharmaceuticals, Vaccines and Consumer Health Care segments and are now accounted for under "Other".

Half Year 2021	Pharmaceuticals			Vaccines			Consumer Healthcare			Other(1)			Total Group
€ million	H1 2021	H1 2020	Change	H1 2021	H1 2020	Change	H1 2021	H1 2020	Change	H1 2021	H1 2020	Change	H1 2021	H1 2020	Change
Net sales	13,196	13,020	1.4%	1,937	1,836	5.5%	2,202	2,324	(5.2)%	—	—	—	17,335	17,180	0.9%
Other revenues	108	70	54.3%	461	474	(2.7)%	27	30	(10.0)%	—	—	—	596	574	3.8%
Cost of Sales	(3,403)	(3,406)	(0.1)%	(1,254)	(1,176)	6.6%	(753)	(781)	(3.6)%	(131)	(144)	(9.0)%	(5,541)	(5,507)	0.6%
As % of net sales	(25.8)%	(26.2)%		(64.7)%	(64.1)%		(34.2)%	(33.6)%			—%		(32.0)%	(32.1)%
Gross Profit	9,901	9,684	2.2%	1,144	1,134	0.9%	1,476	1,573	(6.2)%	(131)	(144)	(9.0)%	12,390	12,247	1.2%
As % of net sales	75.0%	74.4%		59.1%	61.8%		67.0%	67.7%			—		71.5%	71.3%
Research and development expenses	(2,041)	(2,065)	(1.2)%	(316)	(319)	(0.9)%	(69)	(69)	—%	(237)	(239)	(0.8)%	(2,663)	(2,692)	(1.1)%
As % of net sales	(15.5)%	(15.9)%		(16.3)%	(17.4)%		(3.1)%	(3.0)%			—		(15.4)%	(15.7)%
Selling and general expenses	(2,480)	(2,388)	3.9%	(359)	(369)	(2.7)%	(700)	(744)	(5.9)%	(991)	(1,106)	(10.4)%	(4,530)	(4,607)	(1.7)%
As % of net sales	(18.8)%	(18.3)%		(18.5)%	(20.1)%		(31.8)%	(32.0)%			—		(26.1)%	(26.8)%
Other current operating income/expenses	(466)	(150)		121	4		23	21		22	(130)		(300)	(255)
Share of profit/loss of associates* and joint ventures	13	4		8	—		5	7		—	—		26	11
Net income attributable to non controlling interests	(16)	(17)		—	—		(4)	(4)		—	—		(20)	(21)
Business operating income (2)	4,911	5,068	(3.1)%	598	450	32.9%	731	784	(6.8)%	(1,337)	(1,619)	(17.4)%	4,903	4,683	4.7%
As % of net sales	37.2%	38.9%		30.9%	24.5%		33.2%	33.7%					28.3%	27.3%

							Financial income and expenses						(161)	(167)
							Income tax expenses						(994)	(995)
							Tax rate**						21.0%	22.0%
							Business net income						3,748	3,521	6.4%
							As % of net sales						21.6%	20.5%

							Business earnings / share(in euros)***						3.00	2.81	6.8%

* Net of tax.
** Determined on the basis of Business income before tax, associates, and non-controlling interests.
*** Based on an average number of shares outstanding of 1,250.3 million in the first half of 2021 and 1,251.7 million in the first half of 2020.

(1)Other includes the cost of global support functions (Finance, Human Resources, Information Solution & Technologies, Sanofi Business Services, etc…).
(2)The 2020 items have been represented in order to take into account the reallocation of certain expenses, in particular the IT costs related to the new Digital organization, which were previously allocated to the Pharmaceuticals, Vaccines and Consumer Health Care segments and are now accounted for under "Other".

Appendix 3: Consolidated income statements

€ million	Q2 2021	Q2 2020	H1 2021	H1 2020
Net sales	8,744	8,207	17,335	17,180
Other revenues	301	231	596	574
Cost of sales	(2,857)	(2,678)	(5,541)	(5,543)
Gross profit	6,188	5,760	12,390	12,211
Research and development expenses	(1,397)	(1,352)	(2,663)	(2,692)
Selling and general expenses	(2,336)	(2,265)	(4,530)	(4,607)
Other operating income	142	173	409	281
Other operating expenses	(341)	(338)	(709)	(693)
Amortization of intangible assets	(386)	(426)	(775)	(883)
Impairment of intangible assets (1)	(176)	(237)	(178)	(323)
Fair value remeasurement of contingent consideration	32	42	(4)	54
Restructuring costs and similar items	(171)	(692)	(327)	(758)
Other gains and losses, and litigation (2)	—	16	—	136
Gain on Regeneron investment as result of transaction completed on May 29th, 2020 (3)	—	7,382	—	7,382
Operating income	1,555	8,063	3,613	10,108
Financial expenses	(90)	(100)	(189)	(198)
Financial income	14	8	28	31
Income before tax and associates and joint ventures	1,479	7,971	3,452	9,941
Income tax expense	(278)	(561)	(682)	(994)
Share of profit/(loss) of associates and joint ventures	17	196	26	354
Net income	1,218	7,606	2,796	9,301
Net income attributable to non-controlling interests	8	8	20	20
Net income attributable to equity holders of Sanofi	1,210	7,598	2,776	9,281
Average number of shares outstanding (million)	1,251.3	1,252.2	1,250.3	1,251.7
IFRS Earnings per share (in euros)	0.97	6.07	2.22	7.41
(1)In 2021 and 2020, mainly related to Sutimlimab impairments.
(2)In 2020, includes mainly the gain on the sale of operations related to the Seprafilm product to Baxter.
(3)In 2020, this line includes the pre-tax income from the sale of Regeneron shares following the public offer for sale and Regeneron's repurchase on May 29, 2020. This amount includes the gain related to the remeasurement at fair value of the 400,000 retained shares that could be used to finance the R&D collaboration under the letter of agreement dated 2018.

Appendix 4: Reconciliation of Net income attributable to equity holders of Sanofi to Business net income

€ million	Q2 2021	Q2 2020	H1 2021	H1 2020
Net income attributable to equity holders of Sanofi	1,210	7,598	2,776	9,281
Amortization of intangible assets (1)	386	426	775	883
Impairment of intangible assets (2)	176	237	178	323
Fair value remeasurement of contingent consideration	(32)	(42)	4	(54)
Expenses arising from the impact of acquisitions on inventories	—	18	—	36
Restructuring costs and similar items	171	692	327	758
Other gains and losses, and litigation (3)	—	(16)	—	(136)
Gain on sale of Regeneron shares on May 29, 2020 (4)	—	(7,225)	—	(7,225)
Tax effect of the items listed above:	(179)	108	(311)	(1)
Amortization and impairment of intangible assets	(141)	(177)	(230)	(302)
Fair value remeasurement of contingent consideration	4	24	3	2
Expenses arising from the impact of acquisitions on inventories	—	(2)	—	(5)
Restructuring costs and similar items	(42)	(212)	(84)	(232)
Gain on sale of Regeneron shares on May 29, 2020	—	475	—	475
Other tax effects	—	—	—	61
Share of items listed above attributable to non-controlling interests	(1)	(1)	(1)	(1)
Restructuring costs of associates and joint ventures, and expenses arising from the impact of acquisitions on associates and joint ventures	—	(3)	—	(30)
Effect of discontinuation of use of equity method for Regeneron investment (5)	—	(191)	—	(313)
Business net income	1,731	1,601	3,748	3,521
IFRS earnings per share (6) (in euros)	0.97	6.07	2.22	7.41
(1)Of which related to amortization expense generated by the remeasurement of intangible assets as part of business combinations: €363 million in the second quarter of 2021 and €404 million in the second quarter of 2020.
(2)In 2021 and 2020, mainly related to Sutimlimab impairments.
(3)In 2020, includes mainly the gain on the sale of operations related to the Seprafilm product to Baxter.
(4)This line includes the result of the sale of 13 million of Regeneron’s shares as part of the public offering and of the 9.8 million of its shares repurchased by Regeneron. The amount does not include the gain related to the remeasurement at fair value at this date of the 400,000 retained shares.
(5)Our non-GAAP indicator (Business Net Income) does not include the share of income related to equity accounting from Regeneron since it ceased to be an associate on May 29, 2020. As a result, this line reflects that exclusion up to this date.
(6)Q2: Based on an average number of shares outstanding of 1,251.3 million in the second quarter of 2021 and 1,252.2 million in the second quarter of 2020.
H1 : Based on an average number of shares outstanding of 1,250.3 million in the first half of 2021 and 1,251.7 million in the first half of 2020.
H

Appendix 5: Change in net debt

€ million	H1 2021	H1 2020	(1)
Business net income	3,748	3,521
Depreciation & amortization & impairment of property, plant and equipment and software	708	738
Other non-cash items	140	259
Operating cash flow before change in working capital	4,596	4,518
Changes in Working Capital	611	(306)
Acquisitions of property, plant and equipment and software	(673)	(534)
Free cash flow before restructuring, acquisitions and disposals	4,534	3,678
Acquisitions of intangibles assets, investments and other long-term financial assets (2)	(902)	(334)
Restructuring costs and similar items paid	(526)	(458)
Proceeds from disposals of property, plant and equipment, intangible assets and other non-current assets net of taxes (2)	247	682
Free cash flow	3,353	3,568
Acquisitions of investments in consolidated undertakings including assumed debt (3)	(984)	(2,245)
Proceeds from Sale of Regeneron Shares on May 29,2020 net of taxes	—	10,512
Issuance of Sanofi shares	23	38
Acquisition of treasury shares	(140)	(361)
Dividends paid to shareholders of Sanofi	(4,008)	(3,937)
Other items	79	(148)
Change in net debt	(1,677)	7,427
Beginning of period	8,790	15,107
Closing of net debt	10,467	7,680
(1)Excluding any effect of equity method accounting for Regeneron investment for comparison purposes.
(2)Free cash flow includes investments and divestments not exceeding a cap of €500 million per transaction (inclusive of all payments related to the transaction).
(3)Includes transactions that are above a cap of €500 million per transaction (inclusive of all payments related to the transaction).

Appendix 6: Simplified consolidated balance sheet

Assets (€ million)	June 30, 2021	December 31, 2020	Liabilities & equity (€ million)	June 30, 2021	December 31, 2020
			Equity attributable to equity holders of Sanofi	63,237	63,001
			Equity attributable to non-controlling interests	127	146
			Total equity	63,364	63,147
			Long-term debt	17,935	19,745
Property, plant and equipment - Owned Assets	9,503	9,365	Non-current lease liabilities	1,242	931
Right-of-use assets	1,473	1,198	Non-current liabilities related to business combinations and to non-controlling interests	247	387
Intangible assets (including goodwill)	64,445	62,785	Non-current provisions and other non-current liabilities	7,022	7,536
Non-current income tax assets	152	248	Non-current income tax liabilities	1,692	1,733
Non-current financial assets & investments in associates and deferred tax assets	7,153	7,147	Deferred tax liabilities	1,674	1,770
Non-current assets	82,726	80,743	Non-current liabilities	29,812	32,102
			Accounts payable & Other current liabilities	15,867	15,427
			Current liabilities related to business combinations and to non-controlling interests	200	218
Inventories, accounts receivable and other current assets	19,157	18,580	Current income tax liabilities	588	604
Current income tax assets	623	1,208	Current lease liabilities	247	232
Cash and cash equivalents	9,722	13,915	Short-term debt and current portion of long-term debt	2,225	2,767
Current assets	29,502	33,703	Current liabilities	19,127	19,248
Assets held for sale or exchange	93	83	Liabilities related to assets held for sale or exchange	18	32
Total assets	112,321	114,529	Total equity and liabilities	112,321	114,529

Appendix 7: Other current operating income net of expenses – Regeneron Alliances

€ million	H1 2021	H1 2020
Monoclonal Antibodies Alliance
Income & Expense related to profit/loss sharing	(521)	(341)
Additional share of profit paid by Regeneron related to development costs	51	35
Regeneron commercial operating expenses reimbursement	(116)	(176)
Total: Monoclonal Antibody Alliance	(586)	(482)
Immuno-Oncology Alliance
Total Immuno-Oncology Alliance	37	44
Other Regeneron
Total others related to Regeneron (mainly Zaltrap)	(6)	(8)
Total Regeneron Alliances	(555)	(446)

Appendix 8: Currency sensitivity
2021 business EPS currency sensitivity

Currency	Variation	Business EPS Sensitivity
U.S. Dollar	+0.05 USD/EUR	-EUR 0.13
Japanese Yen	+5 JPY/EUR	-EUR 0.02
Chinese Yuan	+0.2 CNY/EUR	-EUR 0.02
Brazilian Real	+0.4 BRL/EUR	-EUR 0.01
Russian Ruble	+10 RUB/EUR	-EUR 0.02
Currency exposure on Q2 2021 sales

Currency	Q2 2021
US $	37.7%
Euro €	22.1%
Chinese Yuan	7.0%
Japanese Yen	4.5%
Brazilian Real	2.0%
Mexican Peso	1.5%
British Pound	1.5%
Canadian $	1.5%
Russian ruble	1.5%
India Rupee	1.4%
Others	19.3%
Currency average rates

	Q2 2020	Q2 2021	Change	H1 2020	H1 2021	Change
€/$	1.10	1.21	+9.5%	1.10	1.21	+9.5%
€/Yen	118.31	131.91	+11.5%	119.23	129.80	+8.9%
€/Yuan	7.81	7.79	-0.3%	7.76	7.80	+0.5%
€/Real	5.92	6.39	+7.8%	5.42	6.49	+19.8%
€/Ruble	79.66	89.49	+12.3%	76.66	89.61	+16.9%

Appendix 9: Definitions of non-GAAP financial indicators
Company sales at constant exchange rates (CER)
When we refer to changes in our net sales “at constant exchange rates” (CER), this means that we exclude the effect of changes in exchange rates.
We eliminate the effect of exchange rates by recalculating net sales for the relevant period at the exchange rates used for the previous period.
Reconciliation of net sales to Company sales at constant exchange rates for the second quarter and first-half 2021

€ million	Q2 2021	H1 2021
Net sales	8,744	17,335
Effect of exchange rates	(480)	(1,075)
Company sales at constant exchange rates	9,224	18,410
Business net income
Sanofi publishes a key non-GAAP indicator. Following the Regeneron shares transaction that was completed on May 29, 2020, the definition of the non-GAAP financial measure “Business net income” has been revised such that Share of profit/(loss) from investments accounted for using the equity method excludes the effects of applying the equity method to the investment in Regeneron. The comparative periods of 2019 presented have been restated to reflect that adjustment.
Business net income is defined as net income attributable to equity holders of Sanofi excluding:
•amortization of intangible assets,
•impairment of intangible assets,
•fair value remeasurement of contingent consideration related to business combinations or to disposals,
•other impacts associated with acquisitions (including impacts of acquisitions on associates and joint ventures),
•restructuring costs and similar items(1),
•other gains and losses (including gains and losses on disposals of non-current assets(1)),
•costs or provisions associated with litigation(1),
•gain on Regeneron investment as a result of the transaction completed on May 29, 2020 (the amount does not include the gain related to the remeasurement at fair value at this date of the 400,000 retained shares),
•tax effects related to the items listed above as well as effects of major tax disputes,
•effect of equity method accounting for Regeneron investment (excluded from Business net income as a consequence of the sale of the entire equity investment in Regeneron (with the exception of 400,000 shares retained by Sanofi) on May 29th 2020,
•net income attributable to non-controlling interests related to the items listed above.
(1) Reported in the line items Restructuring costs and similar items and Gains and losses on disposals, and litigation, which are defined in Notes B.19. and B.20. to our consolidated financial statements.
Free cash flow
Free cash flow is a non-GAAP financial indicator which is reviewed by our management, and which we believe provides useful information to measure the net cash generated from the Company’s operations that is available for strategic investments1 (net of divestments1), for debt repayment, and for capital return to shareholders. Free Cash Flow is determined from the Business Net Income adjusted for depreciation, amortization and impairment, share of profit/loss in associates and joint ventures net of dividends received, gains & losses on disposals, net change in provisions including pensions and other post-employment benefits, deferred taxes, share-based expense and other non-cash items. It comprises net changes in working capital, capital expenditures and other asset acquisitions2 net of disposal proceeds2, and payments related to restructuring and similar items. Free cash flow is not defined by IFRS and it is not a substitute measure for the IFRS aggregate net cash flows in operating activities.
1 Amount of the transaction above a cap of €500 million per transaction (inclusive of all payments related to the transaction).
2 Not exceeding a cap of €500 million per transaction (inclusive of all payments related to the transaction).

Reconciliation from net cash provided by/(used in) operating activities to free cash flow

€ million	H1 2021	H1 2020
Net cash provided by/(used in) operating activities in the Consolidated statements of cash flows(1)	4,754	3,926
Acquisition of property, plant and equipment and software	(673)	(534)
Acquisitions of intangibles assets, investments and other long-term financial assets(2)	(902)	(334)
Proceeds from disposals of property, plant and equipment, intangible assets and other non-current assets net of taxes(2)	247	682
Repayment of lease liabilities	(106)	(121)
Others	33	(51)
Free cash flow(3)	3,353	3,568
1 Most directly comparable IFRS measure to free cash flow.
2 Transactions up to €500 million per transaction.
3 Non IFRS indicator (see definition in Appendix 9).